UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Telenav, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

879455 10 3

(CUSIP Number)

Digital Mobile Venture Limited

c/o Rayson Technology Co. Ltd.

5F, No. 550, Ruei Guang Road

Taipei F5 Taiwan

(886) 937088087

With a copy to:

Norton Rose Fulbright US LLP

555 California St Suite 3300

San Francisco, CA 94104

Attn: Lior Nuchi, Esq.

(628) 231-6817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Digital Mobile Venture Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares (See Item 5(b) below)
	8	SHARED VOTING POWER 7,352,721 (See Item 5(b) below)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5(b) below)
	10	SHARED DISPOSITIVE POWER 7,352,721 (See Item 5(b) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,352,721 shares (See Item 5(b) below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Based on 47,079,923 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s 10-K filed with the Securities and Exchange Commission on August 21, 2020.

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Samuel T. Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 37,466 shares(See Item 5(b) below)
	8	SHARED VOTING POWER 7,352,721 shares (See Item 5(b) below)
	9	SOLE DISPOSITIVE POWER 37,466 shares(See Item 5(b) below)
	10	SHARED DISPOSITIVE POWER 7,352,721 shares (See Item 5(b) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,390,187 shares (See Item 5(b) below)[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]	Includes an aggregate of 37,466 shares of Common Stock which may be acquired by the reporting person upon exercise of outstanding stock options within 60 days hereof.
[3]

Based on 47,079,923 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s 10-K filed with the Securities and Exchange Commission on August 21, 2020 and assumes that the 37,466 shares of Common Stock which may be acquired by the reporting person upon exercise of outstanding stock options within 60 days hereof are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

CUSIP No. 879455 10 3

1	NAME OF REPORTING PERSON Fiona Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 shares (See Item 5(b) below)
	8	SHARED VOTING POWER 7,352,721 shares (See Item 5(b) below)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5(b) below)
	10	SHARED DISPOSITIVE POWER 7,352,721 shares (See Item 5(b) below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,352,721 shares (See Item 5(b) below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[4]	Based on 47,079,923 shares of Common Stock outstanding as of July 31, 2020, as reported in the Issuer’s 10-K filed with the Securities and Exchange Commission on August 21, 2020.

INTRODUCTION

This Schedule 13D (this “Schedule 13D”) supersedes the Schedule 13G filed previously with the Securities and Exchange Commission (the “Commission”) by Digital Mobile Venture Limited, Samuel T. Chen and Fiona Chang on February 14, 2011, as amended by Amendment No. 1 to Schedule 13G, filed on February 14, 2012, Amendment No. 2 to Schedule 13G, filed on February 11, 2013, Amendment No. 3 to Schedule 13G, filed on February 12, 2014, Amendment No. 4 to Schedule 13G, filed on February 12, 2015, Amendment No. 5 to Schedule 13G, filed on February 10, 2016, Amendment No. 6 to Schedule 13G, filed on February 6, 2017, Amendment No. 7 to Schedule 13G, filed on February 9, 2018, Amendment No. 8 to Schedule 13G, filed on June 19, 2019 and Amendment No. 9 to Schedule 13G, filed on February 11, 2020, with respect to the information contained therein pertaining to the Reporting Persons. This Schedule 13D is being filed because the Reporting Persons currently intend to support the Transaction described in Item 4 hereof, including with respect to the shares of the Issuer beneficially owned by the Reporting Persons.

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to a Joint Filing Agreement attached as Exhibit 99.1 to this Schedule 13D.

ITEM 1. SECURITY AND THE ISSUER

The securities to which this Schedule 13D relates are the common stock, par value $0.001 per share (the “Common Stock”), of Telenav, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4655 Great America Parkway, Suite 300, Santa Clara, CA 95054.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed jointly by (i) Digital Mobile Venture Limited, a British Virgin Islands company (“Digital”); (ii) Samuel T. Chen and (iii) Fiona Chang. Collectively, Digital, Samuel T. Chen and Fiona Chang, are the “Reporting Persons,” and each is a “Reporting Person.” Attached as Schedule A is a list of directors and executive officers of Digital. The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act, as amended. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

(b) The business address of Digital, Samuel T. Chen and Fiona Chang is c/o Rayson Technology Co. Ltd., 5F, No. 550, Ruei Guang Road, Taipei F5 Taiwan.

(c) Samuel T. Chen and Fiona Chang are directors and stockholders of Digital. Samuel T. Chen and Fiona Chang are married and share voting and dispositive power over the shares of the Common Stock held by Digital. The business address of Digital, Samuel T. Chen and Fiona Chang is referenced in Item 2(b) above. Samuel T. Chen is also a member of the Board of Directors of the Issuer. Digital is a company headquartered in Taipei, Taiwan. The primary focus of the business operations of Digital is to invest in internet startups in Silicon Valley. The principal occupation of each of its directors and executive officers is to act in the capacity listed on Schedule A.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person or person listed on Schedule A was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Digital is organized under the laws of the British Virgin Islands. The citizenship of its directors and executive officers is listed on Schedule A. Samuel T. Chen and Fiona Chang are citizens of Taiwan.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Digital purchased its shares of Common Stock by using its working capital. Samuel T. Chen and Fiona Chang purchased their shares of Common Stock by using their personal funds or acquired as a result of the exercise of options, vesting of restricted stock units awarded under the Issuer’s equity incentive plans or through deemed beneficial ownership.

All of the shares of Common Stock owned by Digital were purchased in private placements. All of the shares of Common Stock directly owned by Samuel T. Chen were obtained through the Issuer’s equity incentive plans.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes.

Samuel T. Chen is a member of the Board of Directors of the Issuer. In such capacity, Samuel T. Chen regularly interacts with management and other directors, and may interact with other stockholders and other relevant parties concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, including the possibility of exploring extraordinary corporate transactions. As a result, Samuel T. Chen may take positions with respect to and seek to influence the decision of the Board of Directors of the Issuer regarding these and other matters.

On or about September 23, 2020, Samuel T. Chen was approached by H.P. Jin (“Dr. Jin”), the President and Chief Executive Officer, and a member of the Board of Directors of the Issuer, to consider supporting a possible transaction involving the acquisition of all the outstanding shares of Common Stock of the Issuer led by Dr. Jin that would result in the Common Stock of the Issuer ceasing to be listed on the NASDAQ Capital Markets (a “Transaction”), including by providing financing and/or assisting with finding financing and by voting the shares of the Issuer to support such Transaction. The Reporting Persons currently intend to vote their shares of the Issuer in support of a Transaction and Mr. Chen has orally expressed to Dr. Jin that he currently intends to provide funding for the Transaction (directly or indirectly, including through Digital) on economic terms to be agreed and to provide Dr. Jin access to his network of potential financing sources. The Transaction, if consummated, would result in certain actions or events specified in subsections (a) through (j) of Item 4 of Schedule 13D (the “Enumerated Events”).

Except as described in this Item 4, the Reporting Persons, as of the date of this Schedule 13D, have no present plan or proposal that relates to or would result in any Enumerated Events. However, each Reporting Person reserves the right to change its intentions with respect to support for the Transaction (financial or other) and to develop plans or proposals at any time. Each Reporting Person also reserves the right to acquire (or dispose of) additional securities of the Issuer in the open market, through the exercise of stock options, through the vesting of restricted stock units or performance-based stock units, through purchases of shares under the Issuer’s equity incentive plan, through block trades, through privately negotiated transactions, or otherwise, in any combination of the foregoing or in any other lawful manner, and to change their intentions with respect to, the Issuer and their investment in securities of the Issuer. This evaluation may be based on various factors, including the Issuer’s business and financial condition and results of operations and prospects, the relative attractiveness of alternative business and investment opportunities, other future developments, market conditions, such Reporting Person’s general investment and trading policies, and other factors.

The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

Digital is the beneficial owner of an aggregate of 7,352,721 shares of Common Stock or 15.6% of the Issuer’s Common Stock.

Samuel T. Chen may be deemed to be the beneficial owner of an aggregate of 7,390,187 shares of Common Stock or 15.7% of the Issuer’s Common Stock. Samuel T. Chen’s beneficial ownership includes (1) 37,466 shares of Common Stock that are issuable upon the exercise of options held directly by Samuel T. Chen that are exercisable within 60 days hereof, and (2) 7,352,721 shares of Common Stock held directly by Digital by virtue of the relationships described in Item 2(c).

Fiona Chang may be deemed to be the beneficial owner of an aggregate of 7,352,721 shares of Common Stock or 15.6% of the Issuer’s Common Stock by virtue of the relationships described in Item 2(c).

(c) No transactions in the Common Stock of the Issuer have been effected by the Reporting Persons during the 60 days preceding this Schedule 13D.

(d) There is no other person known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such Reporting Person covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information described in Item 4 is incorporated herein by reference.

Samuel T. Chen currently holds options to purchase Common Stock and restricted stock units to acquire shares of Common Stock, issued pursuant to the Issuer’s equity incentive plans, of which 37,466 shares may be acquired by Samuel T. Chen upon exercise of outstanding stock options within 60 days hereof.

Samuel T. Chen and Fiona Chang are parties to the Issuer’s Fifth Amended and Restated Investors’ Rights Agreement, dated as of April 14, 2009 (the “Rights Agreement”), which provides, among other things, that certain holders of the Issuer’s capital stock, including the Reporting Persons, receive certain registration rights. The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, which is incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, as filed with the Commission on October 30, 2009.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated October 2, 2020*

Exhibit 99.2	Fifth Amended and Restated Investors’ Rights Agreement, dated April 14, 2009 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-162771) filed on October 30, 2009).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this Schedule 13D is true, complete and correct. Each of the undersigned also hereby agrees to file this Schedule 13D jointly pursuant to the Joint Filing Agreement listed on Exhibit 99.1 to this Schedule 13D.

Dated: October 2, 2020

Digital Mobile Venture Limited

By:	/s/ Samuel T. Chen
Name:	Samuel T. Chen
Title:	Director

/s/ Samuel T. Chen
Samuel T. Chen

/s/ Fiona Chang
Fiona Chang

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

DIGITAL MOBILE VENTURE LTD.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions effected during the past 60 days
Samuel T. Chen (Director)	Digital Mobile Venture Ltd.	Taiwan	None

Fiona Chang (Director)	Digital Mobile Venture Ltd.	Taiwan	None

*

For each individual with a principal occupation at Digital, their position is listed below their name, and their principal business address is the address of Digital Mobile Venture Ltd. provided above.